
Mail Stop 3561

June 20, 2016

Mr. Thomas J. Edwards
Chief Financial Officer
Brinker International, Inc.
6820 LBJ Freeway
Dallas, Texas 75240

> **Re: Brinker International, Inc.**
> **Form 10-K for Fiscal Year Ended June 24, 2015**
> **Filed August 24, 2015**
> **File No. 001-10275**

Dear Mr. Edwards:

We have reviewed your response letters dated April 22, 2016 and May 26, 2016, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended June 24, 2015

1. Nature of Operations and Summary of Significant Accounting Policies

(v) Segment Reporting, page F-22

1. We note from the response letters dated April 22 and May 26, 2016 as well as the telephone conversations on May 17, 2016 and June 17, 2016, that you have concluded you meet the criteria in FASB ASC 280-10-50-11 to aggregate your two operating segments (Chili's and Maggiano's) into a single reportable segment. ASC 280-10-50-11 permits aggregation when it is consistent with the objective and basic principles of the standard; the segments have similar economic characteristics; and the segments are similar with respect to five qualitative characteristics as laid out in the standard. Based on the totality of the information provided to us, it does not appear that the two identified operating segments are similar with respect to these criteria. Please revise to present each of your operating segments as separate reportable segments under ASC Topic 280. Note

that we do not object to your presenting these segments' financial information in future filings.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Lyn Shenk

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure